FleetBoston - Slide Presentation
                                           Filing pursuant to Rule 425 under the
                                          Securities Act of 1933, as amended and
                                        Deemed filed under Rule 14a-12 under the
                                     Securities Exchange Act of 1934, as amended
                                        Filer: FleetBoston Financial Corporation
                              Subject Company: FleetBoston Financial Corporation
                                                  Commission File Number: 1-6366

        On October 27, 2003, FleetBoston Financial Corporation, a Rhode Island corporation, and Bank of America Corporation, a Delaware corporation, made the following presentation:


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                           CREATING AMERICA'S PREMIER
                           FINANCIAL SERVICES COMPANY


                             KEN LEWIS & JIM HANCE

                                BANK OF AMERICA


                          CHAD GIFFORD & GENE MCQUADE

                             FLEETBOSTON FINANCIAL


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FORWARD LOOKING STATEMENTS
This presentation contains forward-looking statements, including statements about the financial conditions, results of operations and earnings outlook of Bank of America Corporation and FleetBoston Financial. The forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following: 1) projected business increases following process changes and other investments are lower than expected;
2) competitive pressure among financial services companies increases significantly; 3) general economic conditions are less favorable than expected;
4) political conditions and related actions by the United States military abroad may adversely affect the company's businesses and economic conditions as a whole; 4) changes in the interest rate environment reduce interest margins and impact funding sources; 5) changes in foreign exchange rates increases exposure;
6) changes in market rates and prices may adversely impact the value of financial products and assets; 7) legislation or regulatory environments, requirements or changes adversely affect the businesses in which the company is engaged; 8) litigation and regulatory liabilities, including costs, expenses, settlements and judgments, may adversely affect the company or its businesses; and 9) decisions to downsize, sell or close units or otherwise change the business mix of any of the company. For further information regarding either company, please read the Bank of America and FleetBoston Financial reports filed with the SEC and available at www.sec.gov.


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                           CREATING AMERICA'S PREMIER
                           FINANCIAL SERVICES COMPANY


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UNIQUE OPPORTUNITY

o  Unrivaled presence in America's growth and wealth markets
                                          ---
o  Increased earnings diversity and stability

o  Enhanced leverage of technology and process capabilities

o  Expanded distribution

o  Increased number of wealth advisors

o  Most talented and experienced management team in industry

o  Fortress franchise


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DIVERSIFIED BUSINESS MIX


BANK OF AMERICA YTD REVENUE MIX  [PIE GRAPH]

Consumer & Commercial Banking           66%
Global Corporate & Investment Banking   24%
Asset Management                         6%
Other                                    5%
Equity Investing                        -1%


FLEETBOSTON YTD REVENUE MIX  [PIE GRAPH]

Personal Financial Services            46%
Regional CFS & Inv. Mgmt               21%
National Commercial Financial Services 21%
Int'l Banking                           8%
Capital Markets                         2%
Other                                   2%


NEW BANK OF AMERICA  [PIE GRAPH]

Consumer & Small Business              56%
Global Corporate & Investment Banking  25%
Commercial Banking                     11%
Wealth Management                       8%
Other                                   0%


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UNMATCHED FRANCHISE

[GRAPHIC DEPICTING MAP OF UNITED STATES OF AMERICA WITH SHADED REGIONS]


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HIGHLY COMPATIBLE PHILOSOPHIES

o  Passion to keep raising the customer experience

o  Valuing employees as our most critical resource

o  Ensuring risks and rewards are in sync

o  Setting high standards of accountability

o  Relentless focus on shareholder value creation


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THE LONG-TERM WINNERS POSSESS ......

o  Dominant market share

o  Superior products and services

o  Powerful brand

o  Energized employees

o  Culture of service and innovation

o  Operating leverage

o  Disciplined management

o  Excess capital generation

                     -------------------------------------
                     THIS COMPANY HAS WHAT IT TAKES TO WIN
                     -------------------------------------


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SUPERIOR FINANCIAL STRENGTH


($ in billions)

                   Bank of America   FleetBoston     Combined
---------------------------------------------------------------
Market Cap (10/24/03)   $121.9       $33.5        $155.4 -->  #3 financial
                                                            services worldwide

Earnings (2003 YTD)       $8.1        $1.9         $10.0 --> 4th most profitable
                                                              company in world

Common Equity            $50.4       $17.6         $68.0 -->  #3 financial
                                                            services worldwide


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  THE FINANCIAL STRENGTH AND CASH FLOW GENERATION OF THE COMBINED ENTITY WILL
  MITIGATE RISK WHILE PROVIDING SIGNIFICANT RESOURCES TO SUPPORT FUTURE GROWTH
 ------------------------------------------------------------------------------


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THE BUSINESSES OF BANK OF AMERICA

[PIE GRAPH]

Consumer & Small Business               56%
Global Corporate & Investment Banking   25%
Commercial Banking                      11%
Wealth Management                        8%
Other                                    0%

Based on 9 mo. YTD annualized revenue data

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CONSUMER & SMALL BUSINESS HIGHLIGHTS


($ IN BILLIONS)  BANK OF AMERICA     FLEETBOSTON     COMBINED
                 ---------------     -----------     --------
Revenue               $22.8             $5.1          $27.9

Income                  6.4              1.0            7.4

Loans                   131               48            179

Deposits                277               79            356


Revenue and income represent 9 mo. YTD annualized data


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CONSUMER & SMALL BUSINESS HIGHLIGHTS


#1 Retail customers -                           33 million

#1 Deposit market share in US -                 9.8%

#1 Banking center locations -                   5,669

#1 ATM network -                                16,551

#1 Active online banking customers -            8 million

#1 Small business lender -                      11,594 loans

#1 Debit card transactor -                      15% + market share

#5 Credit card managed receivables -            $47 billion

#3 Retail mortgage originator -                 $80 billion YTD 03


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UNRIVALED MARKET PRESENCE

[Graphic depicting State ranking and deposit share]

AR  #3  (6%)
AZ  #2  (21%)
CA  #1  (21%)
CT  #1  (22%)
DC  #3  (17%)
FL  #1  (20%)
GA  #3  (12%)
IA  #7  (2%)
ID  #4  (4%)
IL  #13 (1%)
KS  #2  (7%)
MA  #1  (23%)
MD  #1  (17%)
ME  #3  (8%)
MO  #2  (11%)
NC  #2  (21%)
NH  #4  (6%)
NJ  #1  (19%)
NM  #2  (16%)
NV  #3  (19%)
NY  #5  (3%)
OK  #5  (5%)
OR  #4  (11%)
PA  #10 (2%)
RI  #2  (23%)
SC  #2  (12%)
TN  #5  (6%)
TX  #2  (12%)
VA  #5  (10%)
WA  #1  (22%)

Source: SNL Branch Data Source; Deposits as of June 2002, adjusted for pending transactions


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INCREASED SHARE OF DOMESTIC DEPOSIT BASE

($ IN BILLIONS)

                                              TOTAL    NATIONAL
                                            DEPOSITS    DEPOSIT
                RANK                         6/30/02   SHARE (%)
                ------------------------------------------------
                1  NEW BANK OF AMERICA          $437         9.8
                ------------------------------------------------
                1  BANK OF AMERICA               326         7.3
                2  Wells Fargo                   189         4.2
                3  Wachovia                      173         3.9
                4  J.P. Morgan Chase             170         3.8
                5  Citigroup                     166         3.7
                6  Bank One                      146         3.3
                7  Washington Mutual             121         2.7
                8  FLEETBOSTON                   110         2.5
                9  U.S. Bancorp                  107         2.4
                10 SunTrust                       69         1.5
                ------------------------------------------------
                   U.S. Deposits             $ 4,478
                ------------------------------------------------

        Source: Federal Reserve and SNL Financial Branch Data Source


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PRESENCE WHERE GROWTH MATTERS

Deposit market share of Top 50 MSAs with largest expected POPULATION growth

[BAR GRAPH]

Bank of America/Fleet   14.3% + 0.5% = 14.8%
Wells Fargo             7.4%
Washington Mutual       5.5%
Wachovia                5.3%
Citigroup               2.6%
Bank One                2.4%
US Bancorp              2.1%

Current deposit market share percentage of Top 50 MSAs with largest expected population growth from 2002-2007 taken from SNL securities data and Lehman Brothers research reports.


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PRESENCE WHERE WEALTH MATTERS

Deposit market share of Top 50 MSAs with largest INCOME concentration

[BAR GRAPH]

Bank of America/Fleet   8.6% + 2.9% = 11.5%
Citigroup               5.3%
Wells Fargo             4.2%
Washington Mutual       3.9%
Bank One                3.3%
Wachovia                3.3%
US Bancorp              2.2%

Current deposit market share percentage of TOP 50 MSAs with largest # of households with annual income of at least $50,000 taken from SNL Securities data and Lehman Brothers research reports.


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ENHANCING CARD SERVICES

 * Fifth largest bank credit card issuer in the U.S.

   - $47 Bn in managed outstandings and 35 MM accounts

 * #1 debit card transactor in U.S. with more than 15% market share


                  TOP BANK CREDIT CARD ISSUERS IN THE U.S. (1)
                                ($ in Billions)
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                                        CHARGE     ACCOUNTS (MM)       CARDS
     ISSUER                   OUTST.    VOLUME        TOTAL         OUTST. (MM)
 ------------------------------------------------------------------------------
  1. Citigroup/Sears (2)     $ 105.5   $ 104.0        71.8               102.4
  2. MBNA                       80.8      68.8        39.4                52.2
  3. BankOne                    74.3      78.8        42.7                50.4
  4. J.P. Morgan Chase          50.8      45.0        29.1                40.8
 ------------------------------------------------------------------------------
  5  NEW BANK OF AMERICA        47.0      42.6        35.2                41.5
 ------------------------------------------------------------------------------
  5. Capital One                43.4      32.3        36.6                44.7
  6. BANK OF AMERICA            32.4      31.8        25.7                30.1
  7. Providian                  17.8       8.4        12.0                13.8
  8. Household                  16.6      17.8        20.1                24.0
  9. FLEET BOSTON               14.6      10.7         9.5                11.4
 10. Wells Fargo                11.9      11.3         6.9                 8.3

 (1) Source: The Nilson Report - outstandings and charge volumes as of 6/30/03; accounts, cards and association as of 12/31/02

 (2) Merger pending completion


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LEVERAGING CONSUMER REAL ESTATE

                    [BAR GRAPH]                   [BAR GRAPH]

             FIRST MORTGAGE PORTFOLIO        HOME EQUITY PORTFOLIO
                   $162 BILLION                   $52 BILLION
             ------------------------        ---------------------
             FleetBoston      $16             FleetBoston      $29
             Bank of America  $146            Bank of America  $23

* Third largest direct to consumer first mortgage originator

* Fifth largest mortgage servicing portfolio ($246 billion)

* Largest home equity lender ($52 billion)


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SMALL BUSINESS IS BIG BUSINESS

* #1 small business lender in U.S. with 2.5 million clients

* Full suite of products and services

* Strong links to both retail delivery platform and the asset management franchise


Small business importance to the economy (1)

* Provides approximately 75 percent of the net new jobs added to the economy.

* Represents 99.7 precent of all employers.

* Accounts for 39 percent of jobs in high technology sectors.

* Represents 97 percent of all U.S. exporters.


(1) Statistics provided by Small Business Lending Administration


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MIDDLE MARKET & CORPORATE BANKING

* #1 in U.S. large corporate banking relationships

* Leader in domestic and global cash management

   - #1 in middle market in Northeast

   - #1 in middle market in U.S.

   - #1 in global cash management, serving more than 16,000 clients worldwide

* #1 syndicated lender - U.S. leveraged loans by volume

* Top tier fixed income solution provider

* Leader in Equity and Equity Convertibles


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WEALTH MANAGEMENT

o       9TH LARGEST WEALTH MANAGER IN U.S. - OVER $470 BILLION IN AUM

o LARGE CUSTOMER BASE WITH ACCESS TO OVER 1.6 MILLION AFFLUENT HOUSEHOLDS (1) IN U.S.

o       COMPLEMENTARY STRENGTHS AND STRATEGIES

        - Wealth mangagement

          o Active and passive investment management

          o Diverse fund management styles - growth, value, balanced

          o International diversity

        - 3rd largest bank-owned brokerage company

        - Large hight net worth client base

          o growing share of wallet

o       4,500 INVESTMENT ADVISORS AND 1,900 BROKERS

        (1) Investable assets in excess of $100,000.

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TOP U.S. WEALTH MANAGERS BY AUM AND ASSET CLASS

($'s in billions)
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                                                                   Total AUM
                                                               -----------------
                Company                                          Rank     $ AUM
--------------------------------------------------------------------------------
Fidelity Investments                                               1       794
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State Street Global Advisors                                       2       763
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Barclays Global Investors                                          3       746
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Capital Group Cos.                                                 4       552
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Citigroup                                                          5       535
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Mellon Financial Corporation                                       6       522
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J.P. Morgan Flemming Asset Mgmt                                    7       516
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Merrill Lynch Investment Managers                                  8       462
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NEW BANK OF AMERICA                                                9       456
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BANK OF AMERICA                                                    17      310
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FLEETBOSTON'S COLUMBIA MGMT GROUP                                  37      146
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Source: Institutional Investor, July 2003; data as of 12/21/02. Rankings only include top 40 asset managers ranked by total assets under management.
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THE NEW BANK OF AMERICA

($ in billions as of 9/30/03)

                                Bank of America     FleetBoston       Combined
                                ---------------     ------------      ---------

Assets                          $          737      $        196       $   933
Loans & leases                             373               126           499
Deposits                                   409               133           542
Shareholder's equity                        50                18            68
YTD Revenue                                 28                 9            37
YTD Earnings                                 8                 2            10

Employees                              132,749            47,969       180,718
Banking Centers                          4,211             1,458         5,669
ATMs                                    13,120             3,431        16,551

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CREDIT QUALITY

(as of 9/30/03)
                                Bank of America     FleetBoston       Combined
                                ---------------     ------------      ---------
% of Total Loans:

Allowance for Loan Losses               1.80%           2.48%           1.97%

YTD Net Charge-Offs                     0.91%           1.56%           1.08%

Non-Performing Assets                   0.98%           1.85%           1.20%

Allowance for Loan Losses
as a % of Non-performing Loans          196%            165%            185%

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TRANSACTION SUMMARY

Price Per Share:                        $45.00 per FBF share (1)

Fixed Exchange Ratio:                   .5553 BAC shares for each FBF share

Accounting Treatment:                   Purchase/tax-free exchange

Board Composition:                      (19) 12 from Bank of America
                                              7 from FleetBoston

Expected Closing:                       Second Quarter 2004

Approvals:                              Normal regulatory and shareholder
                                        approvals of both companies

(1) Based on closing BAC stock price as of 10/22/03.

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FINANCIAL OVERVIEW
($ in millions)
                                                         2004           2005
                                                      -----------    -----------
(1) Bank of America projected net income              $ 10,961        $ 11,947
(1) FleetBoston projected net income                     1,487   (2)     3,148
                                                      -----------    -----------
     Total                                            $  12,448       $ 15,095

Adjustments
     Expense efficiencies                                   250          1,100
     Higher intangible amortization                        (165)          (330)
     Synergies                                              110            195
                                                       ----------    -----------
     Projected net income for new Bank of America      $ 12,643          16,060

     Average projected diluted shares outstanding         1,781           2,016

     Projected earnings per diluted share              $   7.10        $   7.97

 (1) Consensus First Call estimate for Bank of America $   7.27         $  7.92

     Projection vs. Consensus                               -2%              1%


     Excludes after-tax restructuring charge of $800 million

(1)  2004 First Call consensus with 9% increase in 2005

(2)  2004 reflects only 6 months earnings as a result of purchase accounting

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FINANCIAL ASSUMPTIONS

  o       Transaction closes in second quarter 2004

  o Overall expense efficiencies of $1.1 billion after-tax, or 6% of combined expense base

  o       Higher intangible amortization of $330 million per year

  o       Synergies of approximately $195 million after-rax per year

  o       Restructuring charge of $800 million after-tax

  o Net share repurchases of approximately 67 million in 2004 and 23 million in 2005

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INVESTMENT IN BAC TODAY

  o  Stock with a 11x P/E valuation versus 12+ for peers and 13+ for industry

  o  Higher EPS expectations in out years versus current expectations

  o Intense associate focus on customer satisfaction that shows in current revenue streams

  o Much improved risk profile versus years ago when both stocks were at their highs

  o Attractive dividend yield (4%) and history of double digit increases spanning a quarter century

  o  Strong cash flow to pay dividend and repurchase shares
                                      ---

  o  Franchise more diversified and unequalled in market share presence


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MANAGEMENT TEAM

                                        KEN LEWIS                    CHAD GIFFORD
                                   Chief Executive Officer             Chairman

                                        JIM HANCE                     GENE MCQUADE
                                   Vice Chairman and Chief              President
                                     Financial Officer


   ED BROWN            BARBARA DESOER           LIAM MCGEE          BRIAN MOYNIHAN           GENE TAYLOR          BRAD WARNER

  President              President              President             President               President            President
Global Corporate         Consumer               Consumer               Wealth                 Commercial         Small Business
and Investment           Products               Banking              Management               Banking             and Premier
  Banking                                                                                                          Banking

        AMY BRINKLEY            JAY SARLES              STEELE ALPHIN           CATHY BESSANT           MILTON JONES

        Chief Risk            Vice Chairman              Principal             Chief Marketing           Quality and
         Officer             Special Advisor             Personnel                  and                 Productivity
                                 to CEO                  Executive             Communications            Executive
                                                                                  Officer


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                     BANK OF AMERICA [LOGO] HIGHER STANDARDS


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ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
---------------------------------------------

     Bank of America Corporation ("Bank of America") and FleetBoston Financial Corporation ("FleetBoston") will file a Joint Proxy Statement/Prospectus and other documents regarding this transaction with the Securities and Exchange Commission ("SEC"). Bank of America and FleetBoston will mail the Joint Proxy Statement/Prospectus to their respective stockholders. These documents will contain important information about the transaction, and Bank of America and FleetBoston urge you to read these documents when they become available.

     You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America's website (www.bankofamerica.com) under the tab "About Bank of America" and then under the heading "SEC Documents". You may also obtain these documents, free of charge, from FleetBoston's website (www.fleet.com) under the tab "About Fleet" and then under the heading "Investor Relations" and then under the item "SEC Documents"-

PARTICIPANTS IN THIS TRANSACTION
--------------------------------

     Bank of America and FleetBoston and their respective directors and executive officers may be deemed participants in the solicitation of proxies from stockholders in connection with this transaction. Information about the directors and executive officers of Bank of America and FleetBoston and information about other persons who may be deemed participants in this transaction will be included in the Joint Proxy Statement/Prospectus. You can find information about Bank of America's executive officers and directors in their definitive proxy statement filed with the SEC on March 27, 2003. You can find information about FleetBoston's executive officers and directors in their definitive proxy statement filed with the SEC on March 17, 2003. You can obtain free copies of these documents from Bank of America and FleetBoston using the contact information above.